UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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SPECIALIZED DISCLOSURE REPORT

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Aramark
(Exact name of Registrant as Specified in its Charter) ____________________________
Delaware	001-36223	20-8236097
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1101 Market Street Philadelphia, Pennsylvania	19107
(Address of Principal Executive Offices)	(Zip Code)
Stephen R. Reynolds Executive Vice President, General Counsel and Secretary (215) 238-3000 (Name and telephone number, including area code, of the person to contact in connection with this report.)
___________________________

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

Aramark (the “Company”) is a leading global provider of food, facilities and uniform services to education, healthcare, business and industry, and sports, leisure and corrections clients. Our core market is North America (composed of the United States and Canada), which is supplemented by an additional 19-country footprint serving many of the fastest growing global geographies. We operate our business in three reportable segments that share many of the same operating characteristics: Food and Support Services North America, Food and Support Services International and Uniform.
This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the period beginning January 1, 2015, and ending December 31, 2015, contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”).
The Company evaluated its products to determine which of its products may contain 3TG. Based on this review, the Company determined that some of the metal components, such as certain zippers and snaps, of uniforms and other garments and work clothes that the Company manufactures or contracts to manufacture may contain 3TG that may be necessary to the functionality or production of these products. The Company worked with its suppliers to determine whether any of these products contain 3TG. The Company received responses from suppliers that accounted for approximately 95% of the amounts spent by the Company on these products in 2015. Following this review, the Company determined that tin is necessary to the functionality or production of certain components in certain of the products identified. The Company conducted a reasonable country of origin inquiry to determine whether any of the tin contained in these certain products originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”) or from recycled or scrap sources. The Company’s primary means of determining the country of origin of the tin contained in these certain products was conducting a supply chain inquiry based on the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative with the Company’s direct suppliers of these certain products or components that contain tin eliciting, as applicable, information regarding (i) the presence of tin contained in materials supplied to the Company, (ii) the refiner or smelter of the tin, (iii) the country of origin of the tin, (iv) whether the tin came from scrap or recycled sources, and (v) other relevant information regarding the supplier’s (or its suppliers’) practices concerning 3TG. The Company reviewed and evaluated each response received from this inquiry and followed up by phone or email to confirm responses where necessary.
Based on the reasonable country of origin inquiry described above, the Company has in good faith concluded that it has no reason to believe that the tin contained in materials, components or products supplied to the Company and included in certain of the Company’s products for the period covered by this report (i) originated in any of the Covered Countries or (ii) came from recycled or scrap sources.
In accordance with the requirements under Rule 13p-1, the above disclosure is also available on the Company’s website at http://www.aramark.com under Investor Relations: Reports: SEC Filings.

Item 1.02 - Exhibit
Not applicable.

Section 2 - Exhibits

Item 2.01 - Exhibits
None.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aramark

By:	/s/ Stephen R. Reynolds
Name:	Stephen R. Reynolds
Title:	Executive Vice President, General Counsel and Secretary

May 31, 2016